Exhibit 99.1

Uppsala July 31, 2019

PRESS RELEASE

New number of shares and votes in Oasmia Pharmaceutical AB (publ)

The number of shares and votes in Oasmia Pharmaceutical AB (publ) has increased as a result of Oasmia's largest shareholder Arwidsro's utilization of a total of 24.2 million warrants in accordance with the previously announced agreement between Oasmia and Arwidsro. As a result of the utilization of the warrants, the number of shares and votes has increased by 24,193,548 from 224,900,646 to 249,094,194. The share capital has increased by SEK 2,419,354.80 from SEK 22,490,064.60 to SEK 24,909,419.40.

For more information:

Urban Ekelund

Investor Relations Oasmia

E-mail: IR@oasmia.com

This information is inside information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact person set out above, at 08:00 CEST on July 31, 2019.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).